UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
0-1665

CUSIP NUMBER
496719105

(Check One):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D
[ ] Form N-SAR [ ] Form N-CSR
For Period Ended:    March 31, 2010
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read attached instruction (on back page) Before Preparing Form.  Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

KINGSTONE COMPANIES, INC.

Full Name of Registrant

Former Name if Applicable

1154 Broadway

Address of Principal Executive Office (Street and Number)

Hewlett, NY 11557

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ X ]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company was unable to file its Quarterly Report on Form 10-Q for the period ended March 31, 2010 within the prescribed time period due to the circumstances described in item (3) of Part IV hereof.

PART IV - OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification:

Barry Goldstein                                        (516)             374-7600

(Name)                                         (Area Code)  (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).    [ X ] Yes       [  ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   [ X ] Yes     [   ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the Company’s acquisition of all of the issued and outstanding stock of Kingstone Insurance Company (“KICO”) (formerly Commercial Mutual Insurance Company) effective July 1, 2009 and the presentation of all of the Company’s former operations as discontinued operations, there will be a significant change in results of operations from the three months ended March 31, 2009.  Due to the significant effort involved in converting KICO’s financial statements from a statutory accounting basis to a GAAP basis, the Company’s Quarterly Report on Form 10-Q could not be filed timely without unreasonable effort  or expense.

The Company’s estimate of its revenues and net income for the three months ended March 31, 2010 are approximately $4,400,000 and $230,000, respectively, as compared to revenues of $112,037 and a net loss of $171,514 for the three months ended March 31, 2009.

The estimated results reflect the Company’s acquisition of KICO effective July 1, 2009 and operation as a property and casualty insurance company as of such date.  During the initial quarter of 2009, the Company’s continuing operations consisted solely of placement fees based upon premium finance contracts purchased, assumed and serviced by the purchaser of the Company’s premium finance loan portfolio.

KINGSTONE COMPANIES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 18, 2010	By: /s/ Victor Brodsky Victor Brodsky Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).